UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CALIFORNIA RESOURCES CORPORATION

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

13057Q305*

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

June 24, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON GoldenTree Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,825,262 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,825,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,825,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14	TYPE OF REPORTING PERSON IA, PN

(1)

Represents (i) 13,510,388 common shares, $0.01 par value per share “Common Shares”) of the Issuer, and (ii) 314,874 Common Shares that would result from the exercise of 314,874 warrants of the Issuer entitling the holder thereof to purchase one Common Share at an exercise price of $36.00 per share (the “Warrants”).

(2)

Calculated using a denominator of 83,634,534, the sum of (i) 83,319,660 Common Shares outstanding as of April 30, 2021, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021 (the “Form 10-Q”) and (ii) 314,874 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON GoldenTree Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,825,262 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,825,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,825,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14	TYPE OF REPORTING PERSON HC, OO

(1)	Represents (i) 13,510,388 Common Shares of the Issuer, and (ii) 314,874 Common Shares that would result from the exercise of 317,874 Warrants.
(2)

Calculated using a denominator of 83,634,534, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 314,874 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,825,262 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,825,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,825,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14	TYPE OF REPORTING PERSON HC, IN

(1)	Represents (i) 13,510,388 Common Shares of the Issuer, and (ii) Common Shares that would result from the exercise of 317,874 Warrants.
(2)

Calculated using a denominator of 83,634,534, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 314,874 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON GoldenTree Distressed Master Fund III LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,526,330 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,526,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,526,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 5,086,902 Common Shares of the Issuer, and (ii) 149,965 Common Shares that would result from the exercise of 149,965 Warrants.
(2)

Calculated using a denominator of 83,634,534, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 314,874 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 6 of 11

ITEM 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (as so amended, the “Schedule 13D”) is being filed to amend the Schedule 13D originally filed with the SEC on November 6, 2020, as amended by Amendment No. 1 dated November 10, 2020, Amendment No. 2 dated May 20, 2021, Amendment No. 3 dated May 27, 2021, and Amendment No. 4 dated June 11, 2021, and relates to the common shares, $0.01 par value per share (the “Common Shares”), of California Resources Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27200 Tourney Road, Suite 200, Santa Clarita, California.

ITEM 2.	Identity and Background.

No material change.

ITEM 3.	Source and Amount of Funds or Other Consideration.

No material change.

ITEM 4.	Purpose of Transaction.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 7 of 11

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is calculated using a denominator of 83,637,534, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 317,874 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

(c) The information in Item 3 and Item 4 is incorporated herein by reference. The table below specifies that date, amount and price per Common Share sold by certain Funds and Managed Accounts during the 60-day period prior to June 28, 2021.

Trade Date	Amount of Common Shares	Price per Common Share
5/18/2021	200,000	$28.40
5/18/2021	13,159	$28.47
5/18/2021	60,118	$28.59
5/18/2021	128,625	$28.71
5/18/2021	8,935	$29.00
5/18/2021	185,457	$29.03
5/18/2021	125	$29.07
5/19/2021	208,581	$28.76
5/20/2021	84,555	$29.45
5/20/2021	25,062	$29.52
5/20/2021	186,871	$29.03
5/21/2021	79,073	$29.60
5/21/2021	24,038	$29.57
5/24/2021	80,171	$29.83
5/24/2021	1,862	$30.02
5/24/2021	50,559	$30.02
5/25/2021	344,020	$29.61

CUSIP No. 13057Q305	SCHEDULE 13D	Page 8 of 11

Trade Date	Amount of Common Shares	Price per Common Share
5/26/2021	102,241	$29.54
5/26/2021	19,385	$29.69
5/27/2021	112,117	$30.01
5/28/2021	65,029	$29.12
6/1/2021	128,035	$30.16
6/2/3021	138,755	$29.85
6/3/2021	122,871	$29.61
6/4/2021	60,374	$29.91
6/07/2021	166,054	$32.99
6/07/2021	11,900	$33.04
6/07/2021	38,143	$33.22
6/07/2021	134,154	$33.66
6/07/2021	19,351	$33.83
6/8/2021	30,398	$32.38
6/9/2021	30,000	$32.78
6/9/2021	71,842	$32.90
6/9/2021	17,546	$32.92
6/9/2021	179,763	$32.97
6/10/2021	6,329	$32.53
6/10/2021	15,076	$32.67
6/10/2021	97,666	$32.67
6/11/2021	10,500	$32.68
6/11/2021	18,434	$33.31
6/11/2021	16,550	$33.28
6/11/2021	123,459	$33.32
6/11/2021	2,940	$33.39

CUSIP No. 13057Q305	SCHEDULE 13D	Page 9 of 11

Trade Date	Amount of Common Shares	Price per Common Share
6/11/2021	85,997	$33.17
6/14/2021	53,445	$33.07
6/14/2021	176,555	$33.4
6/14/2021	10,809	$33.61
6/21/2021	258,912	$32.77
6/21/2021	47,000	$33.08
6/21/2021	99,371	$33.09
6/23/2021	51,367	$32.79
6/23/2021	12,266	$32.97
6/24/2021	41,430	$32.92
6/24/2021	20,548	$32.95
6/24/2021	103,860	$32.97
6/25/2021	1,050,000	$33.23
6/25/2021	143,081	$33.52

The table below specifies that date, amount and price per Warrant sold by certain Funds and Managed Accounts during the 60-day period prior to June 28, 2021.

Trade Date	Amount of Warrants	Price per Warrant
6/8/2021	2,676	$6.85
6/14/2021	16,822	$7.86
6/14/2021	4,400	$8.04
6/15/2021	98,561	$7.75
6/16/2021	6,810	$7.91
6/18/2021	4,849	$7.75
6/21/2021	10,677	$8.15
6/23/2021	1,600	$8.1
6/24/2021	4,500	$8.25
6/25/2021	3,000	$8.10

Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (previously filed).
99.2	Form of Registration Rights Agreement between the Issuer, the Reporting Persons and certain other shareholders identified therein (incorporated by reference to Exhibit 10.1 of the Form 8-A12B)

CUSIP No. 13057Q305	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2021

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum

GOLDENTREE DISTRESSED MASTER FUND III LTD

By: GoldenTree Asset Management LP, its investment advisor

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Authorized Person